Exhibit 99.1

PETAQUILLA MINERALS LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended September 30, 2013 and August 31, 2012

(Expressed in United States dollars - unaudited)

Reader’s Note:

These unaudited condensed interim consolidated financial statements for the three months ended September 30, 2013 and August 31, 2012 of Petaquilla Minerals Ltd. (the “Company”) have been prepared by management and have not been reviewed by the Company’s external auditors.

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars - unaudited)

	September 30,	June 30,
	2013	2013
	($)	($)

Assets (Note 11)
Current assets
Cash and cash equivalents	725,918	1,855,544
Short-term restricted investments	340,000	340,000
Receivables, prepaids and other (Note 5)	8,797,040	5,732,751
Inventories (Note 6)	28,868,732	27,349,785
	38,731,690	35,278,080
Non-current assets
Restricted investments (Note 11)	2,300,000	2,300,000
Inventories (Note 6)	38,796,332	35,348,467
Other assets (Note 7)	1,211,762	708,123
Exploration and evaluation assets (Note 8)	34,307,287	32,947,253
Mineral property, plant and equipment (Note 9)	115,400,635	111,394,926
	192,016,016	182,698,769
Total Assets	230,747,706	217,976,849

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	77,473,736	61,640,691
Current portion of long-term debt (Note 11)	24,039,859	19,635,805
Current portion of other liabilities (Note 12)	6,581,731	6,560,375
Current portion of deferred revenue (Note 13)	2,144,928	800,000
Current portion of derivative obligation (Note 14)	25,860,000	32,250,000
	136,100,254	120,886,871
Non-current liabilities
Long-term debt (Note 11)	14,095,606	15,357,903
Other liabilities (Note 12)	14,746,524	15,424,746
Share purchase warrants (Note 16)	-	749
Provision for closure and reclamation (Note 15)	13,042,897	12,997,029
	41,885,027	43,780,427
	177,985,281	164,667,298

Shareholders’ equity
Equity attributed to shareholders of the Company	45,837,774	46,348,220
Equity attributed to non-controlling interests	6,924,651	6,961,331
	52,762,425	53,309,551
Total liabilities and shareholders’ equity	230,747,706	217,976,849

Description of business, nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 22 and 24)
Subsequent event (Note 26)

On behalf of the Board:

Richard Fifer, Director	David Kaplan, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars - unaudited)

	Three months	Three months
	ended	ended
	September 30,	August 31,
	2013	2012
	(Note 1)	(Note 1)
	($)	($)

Revenues (Note 17)	20,627,308	26,452,974
Costs of operations
Production costs (Notes 6 and 17)	(15,918,157)	(11,338,786)
Depreciation and depletion	(2,172,501)	(4,503,543)
	2,536,650	10,610,645
Expenses
General and administrative (Note 21)	3,649,803	3,025,648
Donations and community relations	134,064	275,537
Exploration and evaluation costs	1,717,589	1,983,809
Share-based payments (Notes 16 and 21)	149,693	108,365
	(5,651,149)	(5,393,359)
Earnings (loss) from operations	(3,114,499)	5,217,286

Finance income (expenses), net (Note 18)	(671,686)	(735,124)
Non-operating income (expenses) (Note 19)	1,644,070	(761,790)
	972,384	(1,496,914)
Net income (loss)	(2,142,115)	3,720,372
Net income (loss) attributed to:
Shareholders of the Company	(2,105,435)	3,749,793
Non-controlling interests	(36,680)	(29,421)

Other comprehensive income
Foreign currency translation gains	1,445,296	558,460

Net comprehensive income (loss)	(696,819)	4,278,832
Net comprehensive income (loss) attributed to:
Shareholders of the Company	(660,139)	4,308,253
Non-controlling interests	(36,680)	(29,421)

Basic earnings (loss) per share (Note 20)	(0.01)	0.02
Diluted earnings (loss) per share (Note 20)	(0.01)	0.02

Weighted average number of common shares outstanding - basic (Note 20)	214,779,688	221,863,781

Weighted average number of common shares outstanding - diluted (Note 20)	214,779,688	230,200,617

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars - unaudited)

	Number of	Share	Treasury	Share Based	Share	Accumulated	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)	payments	Purchase	Other	Deficit	Shareholders	controlling
	Shares	(Note 16)		Reserve	Warrants	Comprehensive		of the	Interests
						Loss		Company
		($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2012	221,863,781	176,165,353	(11,419,820)	17,338,538	2,001,889	(4,737,628)	(123,419,069)	48,454,407	7,474,856	55,929,263
Share-based payments	-	-	-	108,365	-	-	-	108,365	-	108,365
Cumulative translation adjustment from translation of foreign subsidiaries	-	-	-	-	-	558,460	-	558,460	-	558,460
Net income	-	-	-	-	-	-	3,720,372	3,749,793	(29,421)	3,720,372

Balance at August 31, 2012	221,863,781	176,165,353	(11,419,820)	17,446,903	2,001,889	(4,179,168)	(119,698,697)	52,871,025	7,445,435	60,316,460

Balance at July 1, 2013	222,330,161	176,525,947	(11,677,472)	17,627,499	2,001,889	(3,147,552)	(128,020,760)	46,348,220	6,961,331	53,309,551
Share-based payments	-	-	-	149,693	-	-	-	149,693	-	149,693
Cumulative translation adjustment from translation of foreign subsidiaries	-	-	-	-	-	1,445,296	-	1,445,296	-	1,445,296
Net loss	-	-	-	-	-	-	(2,142,115)	(2,105,435)	(36,680)	(2,142,115)

Balance at September 30, 2013	222,330,161	176,525,947	(11,677,472)	17,777,192	2,001,889	(1,702,256)	(130,162,875)	45,837,774	6,924,651	52,762,425

(1) September 30, 2013 - 17,799,111 (June 30, 2013 – 17,799,111 common shares)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars - unaudited)

	Three months	Three months
	ended	ended
	September 30,	August 31,
	2013	2012
	(Note 1)	(Note 1)
	($)	($)
Cash flows from Operating Activities
Cash generated from operations (Note 23)	357,185	2,304,772
Interest paid	(404,224)	(493,838)
Interest received	33,515	47,292
Net cash provided by (used in) operating activities	(13,524)	1,858,226

Cash flows from Financing Activities
Payment of finance lease obligations	(694,031)	(583,040)
Repayment of long-term debt	(5,538,655)	(117,797)
Proceeds from bank loans	8,906,711	4,596,618
Net cash provided by financing activities	2,674,025	3,895,781

Cash flows from Investing Activities
Change in restricted cash	20,936	-
Advance to suppliers	-	(955,064)
Investment in exploration and evaluation assets	-	(244,807)
Investment in mineral properties, plant & equipment	(3,861,529)	(5,980,294)
Net cash used in investing activities	(3,840,593)	(7,180,165)
Impact of exchange rate changes on cash and cash equivalents	50,466	-
Change in cash and cash equivalents	(1,129,626)	(1,426,158)
Cash and cash equivalents, beginning of period	1,855,544	1,975,660
Cash and cash equivalents, end of period	725,918	549,502

Supplemental cash flow information is contained in Note 23.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

1.	DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS AND GOING CONCERN

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”), an entity incorporated and domiciled in British Columbia, Canada, is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama. Its Molejon Project in Panama is operated under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997. The Company commenced commercial production at its Molejon Gold Project on January 8, 2010, located on its 842 square kilometres of concessions in the Province of Colon, Panama. The Company also owns 100% of the Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

The Company is listed on the Toronto Stock Exchange under the symbol PTQ.TO. The Company’s registered office is at #1230 – 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4.

On August 19, 2013, the Company announced a change of its fiscal year end from May 31st to June 30th. The Company’s audited consolidated financial statements for fiscal 2013 therefore included operations for a period of thirteen months from June 1, 2012 to June 30, 2013. As a result of the change in the fiscal year end, these condensed interim consolidated financial statements include operations for the three month period from July 1, 2013 to September 30, 2013 while the comparatives include operations for the three month period from June 1, 2012 to August 31, 2012. The British Columbia Securities Commission, the Company’s home-country securities regulator, has accepted and approved the presentation of the three months ended September 30, 2013 and August 31, 2012 in these condensed interim consolidated financial statements. The comparative information presented, although for the same length of period, may not be comparable.

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As of September 30, 2013, the Company has an accumulated deficit of $130,162,875 (June 30, 2013 -$128,020,760) and a working capital deficiency of $97,368,564 (June 30, 2013 - $85,608,791).

The Company is in default of its Forward Gold Purchase Agreement (Note 14) as the Company failed to meet its physical delivery requirements and has settled such obligations in cash. The default persists as of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank as certain other reporting covenants continue to not be met. As a result of the default, all amounts owing to Deutsche Bank have been classified as current liabilities as required under IAS 1. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company has been discussing alternative financing arrangements with several parties (Note 26). However, there can be no assurance that such financing will be obtained or obtained on commercially favourable terms. These condensed interim consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business at amounts different from those reflected in these condensed interim consolidated financial statements.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the thirteen months ended June 30, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies adopted are consistent with those of the previous fiscal year, originally disclosed in Note 3 to the consolidated financial statements for the thirteen months ended June 30, 2013, except as disclosed in Note 3 to these condensed interim consolidated financial statements, and are based on IFRS issued and outstanding as of November 21, 2013, the date the Board of Directors approved these condensed interim consolidated financial statements.

All amounts are presented in United States (“U.S”) dollars, the functional currency of the Company, unless otherwise specified.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

During the three months ended August 31, 2012, the Company offset the revenue from sale of aggregate materials, previously considered a by-product from the extraction of gold from the Company’s Molejon gold mine, against production cost. Certain revenue from rendering of services was also considered incidental to the Company’s operations and was offset against production costs. The Company has determined gold and aggregate materials to be joint products and has also deemed presenting revenue from rendering services as appropriate. Total revenue of $527,798 from sale of aggregate materials and rendering of services, previously netted off against production cost in the Company’s condensed interim consolidated financial statements for the three months ended August 31, 2012 is disclosed as revenue in these condensed interim consolidated financial statements (Note 17).

3.	ADOPTION OF NEW STANDARDS AND INTERPRETATIONS

The Company has adopted the following new standards, along with any consequential amendments, effective July 1, 2013. These changes are made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and has superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company conducted its review of all of its subsidiaries and non-wholly owned entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and has superseded IAS 31, Joint Ventures (“IAS 31”). IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company does not have any joint arrangements as a result of terminating it joint venture with Constructora Meco S.A during the thirteen months ended June 30, 2013. The adoption of IFRS 11 therefore did not have any impact on the Company’s condensed interim consolidated financial statements.

IFRS 12, Disclosure of interests in other entities

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of IFRS 12 will result in incremental disclosures in the consolidated financial statements of the Company for the year ending June 30, 2014.

IFRS 13, Fair value measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. The Company has adopted IFRS 13 which is primarily applicable to the Company’s derivative obligation. All required fair value disclosures are included in Note 14.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

IFRIC 20, Stripping costs in the Production Phase of a Mine

IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Upon adoption of IFRIC 20 on July 1, 2013, the Company assessed the stripping asset on the consolidated statement of financial position and determined that it is already associated to the identifiable components of the Company’s Molejon mine. The adoption of IFRIC 20 did not result in any impact on the Company’s condensed interim consolidated financial statements.

4.	CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the condensed interim consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the thirteen months ended June 30, 2013.

5.	RECEIVABLES, PREPAIDS AND OTHER

	September 30,	June 30,
	2013	2013
	($)	($)

Trade and other receivables	7,967,352	4,858,158
Prepaid expenses	816,816	862,593
Deferred transaction fees (Notes 7 and 13)	12,872	12,000

	8,797,040	5,732,751

6.	INVENTORIES

	September 30,	June 30,
	2013	2013
	($)	($)

Materials and supplies	6,091,424	5,652,222
Work-in-process	9,285,467	8,505,896
Finished goods	1,033,557	626,097
Stockpiled ore	51,254,616	47,914,037
	67,665,064	62,698,252
Less: Non-current stockpiled ore	(38,796,332)	(35,348,467)

	28,868,732	27,349,785

During the three months ended September 30, 2013, the Company recognized $16,346,442 (August 31, 2012 -$12,141,073 of inventory as production costs in the Company’s statement of operations and comprehensive income (loss).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

7.	OTHER ASSETS

	September 30,	June 30,
	2013	2013
	($)	($)

Restricted cash	158,177	177,135
Deposits on equipment	501,211	-
Long-term accounts receivable	552,374	530,988
Deferred transaction fees (Note 13)	12,872	12,000
	1,224,634	720,123
Less: current portion
Deferred transaction fees included in Receivables, prepaids and other (Notes 5 and 13)	(12,872)	(12,000)

	1,211,762	708,123

Restricted cash

The Company has restricted cash held in bank accounts representing term deposits for reclamation funds and to guarantee credit cards.

8.	EXPLORATION AND EVALUATION ASSETS

	Iberia	Panama	Total
	($)	($)	($)
Balance at June 1, 2012	30,958,901	211,506	31,170,407
Transfer to mining equipment	-	(211,506)	(211,506)
Concessions & property acquisition costs	325,250	-	325,250
Foreign exchange differences	1,663,102	-	1,663,102

Balance at June 30, 2013	32,947,253	-	32,947,253

Balance at July 1, 2013	32,947,253	-	32,947,253
Foreign exchange differences	1,360,034	-	1,360,034

Balance at September 30, 2013	34,307,287	-	34,307,287

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

9.	MINERAL PROPERTY, PLANT AND EQUIPMENT

			Other
	Iberia -	Mining and	facilities		Provision for
	Land &	plant	and	Pre-	closure and
	equipment	equipment	equipment	stripping	reclamation	Total
	($)	($)	($)	($)	($)	($)

Period ended June 30, 2013
At June 1, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045
Transfers from held for distribution to owners	-	13,816,829	221,478	-	-	14,038,307
Additions	403,728	10,171,556	16,316,725	2,281,190	1,776,421	30,949,620
Disposals	-	(379,656)	-	-	-	(379,656)
Depletion and depreciation	(17,860)	(18,630,035)	(1,634,681)	(5,188,477)	(1,153,207)	(26,624,260)
Transfer from exploration and evaluation assets	-	211,506	-	-	-	211,506
Transfers	-	11,006,531	(11,006,531)	-	-	-
Foreign exchange differences	26,364	-	-	-	-	26,364

At June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

At June 30, 2013
Cost	881,009	131,908,622	26,942,105	11,321,681	11,973,111	183,026,528
Accumulated depreciation	(24,249)	(55,218,903)	(5,108,627)	(8,329,517)	(2,950,306)	(71,631,602)

Net book value June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

Period ended September 30, 2013
At July 1, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926
Additions	39,961	3,193,311	5,073,995	-	-	8,307,267
Depletion and depreciation	(11,584)	(2,716,930)	(211,469)	(1,235,685)	(160,897)	(4,336,565)
Foreign exchange differences	35,007	-	-	-	-	35,007

At September 30, 2013	920,144	77,166,100	26,696,004	1,756,479	8,861,908	115,400,635

At September 30, 2013
Cost	957,311	135,101,933	32,016,100	11,321,681	11,973,111	191,370,136
Accumulated depreciation	(37,167)	(57,935,833)	(5,320,096)	(9,565,202)	(3,111,203)	(75,969,501)

Net book value September 30, 2013	920,144	77,166,100	26,696,004	1,756,479	8,861,908	115,400,635

During the three months ended September 30, 2013, $296,334 (August 31, 2012 – $219,001) of interest costs associated with capital projects were capitalized within mining and plant equipment. The applicable annual capitalization rate for general borrowings for the three months ended September 30, 2013 was 7.15% (thirteen months ended June 30, 2013 – 6.51%).

The carrying value of construction in progress as at September 30, 2013 was $21,123,848 (June 30, 2013 –$16,503,156).

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through its subsidiary,Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 2% net smelter return to the Government of Panama, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	June 30,
	2013	2013
	($)	($)
Accounts payable	73,454,072	57,857,893
Accrued liabilities	3,280,032	3,304,957
Royalties payable	504,540	244,060
Other payables	235,092	233,781

	77,473,736	61,640,691

11.	LONG-TERM DEBT

	September 30,	June 30,
	2013	2013
	($)	($)
Bank loans	19,386,816	16,018,760
Finance lease obligations	12,925,102	13,270,442
Convertible loan	5,823,547	5,704,506
	38,135,465	34,993,708
Less: Current portion
Bank loans	(13,965,909)	(10,139,752)
Finance lease obligations	(4,250,403)	(3,791,547)
Convertible loan	(5,823,547)	(5,704,506)
	(24,039,859)	(19,635,805)

	14,095,606	15,357,903

		Finance lease
	Bank loans	obligations	Convertible loan
	($)	($)	($)
Balance at July 1, 2013	16,018,760	13,270,442	5,704,506
New facilities during the period	8,906,711	346,500	-
Principal payments	(5,538,655)	(694,031)	-
Impact of foreign exchange difference	-	2,191	119,041

Balance at September 30, 2013	19,386,816	12,925,102	5,823,547

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Bank loans

During the thirteen months ended June 30, 2013, the Company, through its subsidiary Petaquilla Gold S.A, entered into a $4 million bank loan with MetroBank S.A. The loan accrued interest at 7.50% per annum and was repayable within 180 days. On July 15, 2013, the Company, through its subsidiary Panama Desarrollo De Infraestructuras, S.A (“PDI”), entered into another $7 million bank loan with MetroBank S.A and used the proceeds to repay the $4 million bank loan obtained for Petaquilla Gold S.A. This new loan accrues interest at 7.50% and has a term of 12 months. The loan is guaranteed by accounts receivable for up to an amount of $23 million from the contract with FQM (Akubra) Inc., a subsidiary of First Quantum Minerals Ltd. (“First Quantum”; previously Inmet Mining Corporation) for delivery of aggregate materials and screened rocks (Note 22). Total principal and interest payments amount to $1.1 million and $0.1 million respectively during the three months ended September 30, 2013. As at September 30, 2013, the outstanding obligation relating to this loan is $5.9 million.

During the thirteen months ended June 30, 2013, the Company, through its subsidiary PDI, entered into two separate loan arrangements with Global Bank of Panama for a total amount of $0.7 million. The loans earn interest at 6% per annum and are repayable within three years. Total principal and interest payments amount to $0.05 million and $0.01 million, respectively during the three months ended September 30, 2013. As at September 30, 2013, the outstanding obligation relating to these loans is $0.55 million.

During fiscal 2012, the Company through its subsidiary Petaquilla Gold S.A., entered into a working capital credit facility with Lafise Bank of Panama for an amount up to $2 million. This credit facility accrues interest of 7.75% per annum and the term of each loan within the credit facility is 180 days. During the thirteen months ended June 30, 2013, the Company renewed all such loans and entered into an additional working capital credit facility with Lafise Bank of Panama for $0.95 million under the same terms. As of September 30, 2013, the outstanding obligation relating to these facilities is $2.95 million (June 30, 2013 - $2.95 million).

On fiscal 2012 Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA") approved a Credit Line Facility in the amount of $6.9 million. This facility was used for the acquisition of heavy equipment by the Company’s subsidiary, Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility accrues interest at the LIBOR rate plus a spread of 3.75%, with a minimum of 6.50%. The equipment serves as collateral throughout the term of the facility (four years) and is registered with the Public Registry of the Republic of Panama. As of September 30, 2013, the outstanding obligation relating to this facility is $5.9 million (June 30, 2013 - $6.2 million).

During fiscal 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.3 million for the payment of advances to suppliers of heavy equipment for its subsidiary PDI. Total principal and interest payments on this loan for the three months ended September 30, 2013 amount to $0.1 million and $0.02 million, respectively. This facility accrues interest at 6% per annum and is collateralized by a $2.3 million cash term deposit that earns interest at 5% per annum, and has an expiration date longer than one year to secure this arrangement. As of September 30, 2013, the outstanding obligation relating to this facility is $1.2 million (June 30, 2013 - $1.4 million).

Bank loans include overdraft balances at certain banks of $2,814,070 as at September 30, 2013 (June 30, 2013 -$907,360).

Finance lease obligations

During the three months ended September 30, 2013, the Company through its subsidiary, PTQ Gold S.A, entered into a finance lease arrangement with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") in relation to a power generator for a total value of $346,500. The lease accrues interest at 6% per annum for a period of two years.

During the thirteen months ended June 30, 2013, the Company through its subsidiary PDI, entered into further four finance lease arrangements with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial for $1.1 million, $0.8 million, $0.66 million and $2.1 million, respectively. The leases with Lafise Bank of Panama and MultiBank of Panama accrue interest of 7.00% per annum for a period of three and four years respectively, the lease with Global Bank of Panama accrues interest at 6.25% for a period of five years, while the lease with Caterpillar Financial accrues interest at 6.00% per annum for a period of five years. Total principal and interest payments on these leases for the three months ended September 30, 2013 amounted of $0.2 million and $0.07

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

million, respectively. At September 30, 2013, the outstanding obligation relating to these finance leases with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial is $0.73 million, $0.65 million, $0.61 million, and $2.0 million respectively.

During fiscal 2012, the Company through its subsidiary PDI, entered into five finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $5 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the three months ended September 30, 2013 amount to $0.2 million and $0.05 million. At September 30, 2013, the outstanding obligation relating to these finance leases is $3.2 million (June 30, 2013 - $3.4 million). As a condition of the leases, the equipment serves as collateral throughout the term of the lease and is registered with the Public Registry of the Republic of Panama.

Also fiscal 2012, the Company through its subsidiaries Petaquilla Gold S.A. and PDI, entered into six finance lease arrangements with Caterpillar Financial for a total value of $4.5 million ($1.4 million and $3.1 million, respectively). These leases accrue interest of 6% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the three months ended September 30, 2013 amount to $0.18 million ($0.02 million from Petaquilla Gold S.A. and $0.16 million, from PDI) and $0.03 million ($0.004 million from Petaquilla Gold S.A. and $0.026 million from PDI) respectively. At September 30, 2013, the outstanding obligation relating to these finance leases is $2.5 million ($0.8 million from Petaquilla Gold S.A. and $1.7 million from PDI) (June 30, 2013 - $2.7 million ($0.8 million from Petaquilla Gold S.A. and $1.9 million from PDI)).

During fiscal 2011, the Company through its subsidiary PDI, entered into two finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $4.8 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the three months ended September 30, 2013 amounted to $0.2 million and $0.04 million, respectively. At September 30, 2013, the outstanding obligation relating to these finance leases is $2.6 million (June 30, 2013 - $2.8 million).

Convertible loan

On February 24, 2012, the Company entered into a convertible non-revolving term loan agreement (“the Convertible Loan”) with Deutsche Bank AG, London Branch (“Deutsche Bank”) for proceeds of CAD $6,000,000. The Company paid Deutsche Bank a loan structuring fee (“Structuring Fee”) of CAD $90,000 ($90,635) and received net proceeds of CAD $5,910,000 on March 14, 2012. The Convertible Loan bears interest at an annual rate of 6.35% and matures on February 24, 2016. At the option of the lender, the Convertible Loan can be converted into common shares of the Company at a conversion per share based on the five-day volume weighted average share price of the Company’s common shares on the date of the conversion.

The Company is in default of its Gold Agreement (Note 14) as the Company failed to meet its physical delivery requirements and settled such obligations in cash. The default persists as of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank, including the Convertible Loan.

Given the event of default, the amortized cost of the loan was classified as a current liability and accreted to its face value of CAD $6,000,000. As at September 30, 2013, the translated carrying value of the loan was $5,823,547 (June 30, 2013 - $5,704,506).

The Convertible Loan is guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

12.	OTHER LIABILITIES

	September 30,	June 30,
	2013	2013
	($)	($)
Community support obligation	9,086,588	9,418,454
Land lease advance	12,241,667	12,566,667
	21,328,255	21,985,121
Less: Current portion
Community support obligation	(5,281,731)	(5,260,375)
Land lease advance	(1,300,000)	(1,300,000)
	(6,581,731)	(6,560,375)

	14,746,524	15,424,746

A reconciliation of other liabilities is as follows:

	Community support	Land lease advance
	obligation
	($)	($)
Balance – June 1, 2012	7,078,792	-
Additional obligation	4,053,346	13,000,000
Accretion expense	46,316	-
Payment of obligation	(1,760,000)	-
Amortization of land lease advance	-	(433,333)

Balance – June 30, 2013	9,418,454	12,566,667

Balance – July 1, 2013	9,418,454	12,566,667
Accretion expense	9,134	-
Payment of obligation	(341,000)	-
Amortization of land lease advance	-	(325,000)

Balance – September 30, 2013	9,086,588	12,241,667

Community support obligation

The Company has an arrangement to make future community support payments and has recognized a liability for the present value of the estimated future payments and corresponding accretion expense due to the passage of time using the following assumptions:

	September 30,	June 30,
	2013	2013
Assumptions for community support obligations:

Risk free rate from US Department of Treasury:
5 year rate	0.67%	0.67%
Monthly payments	$120,000	$120,000
Length of term	October 1, 2013 to June 30, 2017	July 1, 2013 to June 30, 2017

During the thirteen months ended June 30, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. As at September 30, 2013, $200,000 has been spent for the obligation.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Land lease agreement

On February 24, 2013, the Company and First Quantum signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by First Quantum relating to the Company’s sales from its Molejon mine, and camp site procurement in the District of Donoso, Panama.

In accordance with the term sheet, First Quantum leases certain lands owned by the Company for establishment of temporary and permanent camp space for First Quantum’s Cobre Panama project for an annual rent of $1.3 million. During the three months ended September 30, 2013, rental income of $325,000 (August 31, 2012 - $nil) was recognized in the Company’s statement of operations and included within non-operating income (expenses).

13.	DEFERRED REVENUE

On September 9, 2013, the Company entered into a gold prepayment facility (the “Prepayment Facility”) with Auramet. In exchange for $2,500,000 (less $15,000 in Auramet legal fees), the Company is to deliver 2,128 ounces of gold (152 ounces per week for 14 weeks commencing during the week of September 20, 2013 and ending during the week of December 20, 2013). The agreement assumes a minimum gold price of $1,360 per ounce and final ounces are to be adjusted if the market price of gold is different. The advance is non-interest bearing however, in the event of default, which includes failure to make any required deliveries, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,360 per ounce) shall bear interest at a maximum rate of 20%.

In addition to the Prepayment Facility, the Company also granted Auramet, European style call options for purchasing 18,000 ounces of gold at a strike price of $1,500 per ounce (the “Call Options”). The Call Options involve 18 weekly consecutive expiry dates each for 1,000 ounces of gold, commencing on October 29, 2013 and ending on February 26, 2014.

The advance payment of $2,500,000 is recorded as deferred revenue and the related $15,000 of transaction costs are deferred based on their direct relationship with the revenue expected to be recognized in future periods. As of September 30, 2013, the Company has delivered the required 304 ounces. During the three months ended September 30, 2013, revenue of $355,072 was recognized in the Company’s statement of operations.

The Call Options are considered to be an embedded derivative, however, had a nominal value on inception of the Gold Prepayment Facility and as such, no value was allocated to the Call Options.

The Prepayment Facility is collateralized by a secondary priority pledge and assignment of the Company’s rights, title, and interest in and to all proceeds from the aggregates sold to First Quantum pursuant to the Company’s subcontract with First Quantum for delivery of aggregate materials and screened rocks (Note 22).

During the thirteen months ended June 30, 2013, the Company received an advance payment of $800,000 for delivery of 715 ounces of gold (143 gold ounces on each of July 29th, August 5th, August 12th, August 19th, and August 26th).

All deliveries were made during the three months ended September 30, 2013 and the entire $800,000 was recognized as revenue in the Company’s statement of operations.

The Company also entered into an off-take agreement with Auramet, dated June 21, 2013, pursuant to which Petaquilla will sell 100% of its gold production from the Molejon Gold mine, beyond the required deliveries to Deutsche Bank pursuant to the Gold Agreement (Note 14) to Auramet for a period of one year.

The Company’s sale of gold to Auramet during the three months ended September 30, 2013 amounted to $11.2 million which constitutes 88% of the Company’s total revenue from sale of gold. Auramet is therefore considered to be a major customer for Petaquilla.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

14.	DERIVATIVE OBLIGATION

Forward Gold Purchase Agreement

In September 2010, the Company entered into a Forward Gold Purchase Agreement (“the Gold Agreement”) with Deutsche Bank, in an amount of $45 million. Under the terms of the Gold Agreement, the Company is required to deliver 66,650 ounces of gold commencing November 2010 and ending September 2015.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest is to be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Gold Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 14 days of the monthly delivery date. The Company is allowed to exercise this right no more frequently than twice in total during the term of the Gold Agreement and no more frequently than once during any six month period.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2016	Total ounces of gold

Total delivery requirements for fiscal year 2014	12,195
Total delivery requirements for fiscal year 2015	10,800
Total delivery requirements for fiscal year 2016	2,700
25,695

Should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, require that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the date of the notice and ending on December 31, 2013.

The Company is in default of its Gold Agreement as the Company failed to meet its physical delivery requirements and settled such obligations in cash. The default persists as of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank.

As the Gold Agreement was entered into by the Company for delivery of a non-financial item in accordance with its expected sale requirements, the cash advance obtained from Deutsche Bank commensurate with the delivery of future ounces of gold was considered to be deferred revenue on inception of the agreement and until February 28, 2013, the date of management’s evaluation of the conditions that may cause the Company to not meet additional delivery requirements. As the delivery requirements were not met, the Gold Agreement did not meet the own use exemption under IAS 39 on March 1, 2013. The Gold Agreement has therefore since been accounted for as a derivative instrument.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

($)

Derivative obligation – March 1, 2013	39,965,000
Sales recorded on delivery of gold	(145,161)
Settlement of undelivered ounces	(4,467,605)
Obligation for undelivered ounces	(1,299,375)
Unrealized loss (gain) on fair value of derivative obligation	(7,849,859)

Derivative obligation – June 30, 2013	26,203,000

Derivative obligation – July 1, 2013	26,203,000
Settlement of undelivered ounces	(2,812,961)
Obligation for undelivered ounces	(1,367,314)
Unrealized loss (gain) on fair value of derivative obligation	(972,725)

Derivative obligation – September 30, 2013	21,050,000

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative of $21,050,000 and $26,203,000 on September 30, 2013 and June 30, 2013, respectively using the following assumptions:

	September 30, 2013	June 30, 2013
Gold spot price	$1,326	$1,203
Gold price volatility	20.0%	20.0%
Gold forward rate	1.50%	1.46%
Average credit spread for the Company	5.43%	5.43%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

Forward Silver Purchase Agreement

On February 24, 2012, the Company entered into a Forward Silver Purchase Agreement (“the Silver Agreement”) with Deutsche Bank, in an amount of $11,300,000. Under the terms of the Agreement, the Company is required to deliver 525,500 ounces of silver commencing April 2012 and ending February 2017.

For any shortfall in the number of silver ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in silver ounces required to be delivered multiplied by the silver price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 9% per annum and is due on demand.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2017	Total ounces of silver

Total delivery requirements for fiscal year 2014	128,800
Total delivery requirements for fiscal year 2015	119,200
Total delivery requirements for fiscal year 2016	42,400
Total delivery requirements for fiscal year 2017	11,200
301,600

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Should the silver price be in excess of $25 per ounce, the Company will receive from Deutsche Bank an additional payment amount equal to the product of the monthly quantity of silver delivered in that month and the amount by which the silver price exceeds $25 per ounce, limited to $5 per ounce.

The Company is in default of its Gold Agreement as the Company failed to meet its physical delivery requirements and settled such obligations in cash. The default persists as of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank, including the Silver Agreement.

As the delivery requirements under the Gold Agreement were not met, and by virtue of all agreements with Deutsche Bank being interrelated, the Silver Agreement also met the requirements of IAS 39 on March 1, 2013, similar to the Gold Agreement, and the entire agreement has since been accounted for as a derivative instrument.

A reconciliation of derivative obligation as related to the Silver Agreement is as follows:

($)

Derivative obligation – March 1, 2013	9,949,000
Sales recorded on delivery of silver	(115,584)
Settlement of undelivered ounces	(940,279)
Obligation for undelivered ounces	(301,264)
Unrealized loss (gain) on fair value of derivative obligation	(2,544,873)

Derivative obligation – June 30, 2013	6,047,000

Derivative obligation – July 1, 2013	6,047,000
Settlement of undelivered ounces	(662,416)
Obligation for undelivered ounces	(329,536)
Unrealized loss (gain) on fair value of derivative obligation	(245,048)

Derivative obligation – September 30, 2013	4,810,000

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative of $4,810,000 and $6,047,000 on September 30, 2013 and June 30, 2013, respectively using the following assumptions:

	September 30, 2013	June 30, 2013
Silver spot price	$21.68	$18.86
Silver price volatility	35.0%	35.0%
Silver forward rate	1.95%	1.91%
Average credit spread for the Company	5.43%	5.43%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

15.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $13,042,897 at September 30, 2013 (June 30, 2013 - $12,997,029 ), which reflects payments that are expected to be made mainly between fiscal 2017 and fiscal 2019.

The undiscounted value of this liability, the inflation adjusted cash flow required to settle this obligation, is approximately $13.8 million at September 30, 2013 (June 30, 2013 – approximately $13.8 million). An inflation rate assumption of 1.84% has been used to estimate future costs (June 30, 2013 – 1.84%). A discount rate of 1.41% (June 30, 2013 – 1.41%) was used in determining present value at September 30, 2013. Accretion expense of $45,868 has been charged to the condensed interim consolidated statement of operations for the three months ended September 30, 2013 (August 31, 2012 - $36,270) to reflect an increase in the carrying amount of the obligations.

A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at June1, 2012	11,062,579
Accretion expense	158,029
Change in provision	1,917,179
Revision in estimates	(140,758)

Balance at June 30, 2013	12,997,029

Balance at July 1, 2013	12,997,029
Accretion expense	45,868

Balance at September 30, 2013	13,042,897

16.	COMMON SHARES, SHARE OPTIONS AND SHARE PURCHASE WARRANTS

Common Shares

At September 30, 2013, the Company has unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Company’s Board of Directors assign the rights and privileges to each series of preference shares upon issue. At September 30, 2013, there were 222,330,161 common shares issued and outstanding (June 30, 2012 – 222,330,161). There are no preferred shares issued and outstanding.

Share Options

The Company has one incentive share option plan which allows for up to 12,500,000 share options with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

A summary of share option transactions is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$/option)
Outstanding at May 31, 2012	10,282,313	0.40
Granted	2,350,000	0.56
Exercised	(466,380)	0.12
Expired	(1,780,818)	0.40

Outstanding at June 30, 2013	10,385,115	0.45
Granted	400,000	0.33
Cancelled	(725,000)	0.87

Outstanding at September 30, 2013	10,060,115	0.40
Outstanding at June 30, 2013	10,385,115	0.45
Exercisable at September 30, 2013	7,935,115	0.39

The following table summarizes information about share options outstanding at September 30, 2013:

Number of Share
Options Outstanding
	Exercise Price	Expiry Date

300,000	CAD $0.52	December 1, 2013
2,700,000	CAD $0.23	November 18, 2014
150,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
200,000	CAD $1.11	December 21, 2015
1,010,115	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,525,000	CAD $0.34	May 8, 2017
2,150,000	CAD $0.49	January 29, 2018
400,000	CAD $0.34	August 15, 2018

10,060,115

The exercise price of share options is equal to the five day volume weighted average price prior to the date of grant of the Company’s publicly traded shares on the TSX. The expected volatility assumption is based on the historical volatility of Petaquilla’s Canadian dollar share price over a period equal to the options’ expected life. The expected dividend yield assumption is based on historical and future expectations of dividends declared. The risk-free interest rate assumption is based on the yield curve on Canadian government zero-coupon bonds with a remaining term equal to the options’ expected life.

The fair value of the options is expensed over the vesting period. Options granted with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. Share-based payments of $149,693 were recognized during the three months ended September 30, 2013 with a corresponding increase to share-based payments reserve (August 31, 2012 - $108,365).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

The fair values of the options granted during the three months ended September 30, 2013 and the thirteen months ended June 30, 2013 were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	September 30, 2013	June 30, 2013
Expected dividend yield	Nil	Nil
Expected stock price volatility	67.47%	75.12%
Risk-free interest rate	1.42%	1.28%
Expected life of options	3.16 years	3.16 years

The expected volatility was determined based on historical share price volatility.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

Share purchase warrants

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S dollar, a variable amount of cash in the Company’s functional currency will be received upon exercise and therefore the warrants are considered derivative instruments. At September 30, 2013 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $nil (June 30, 2013 - $749). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the three months ended September 30, 2013 was a gain of $749 (August 31, 2012 – loss of $60,958). The fair value of the share purchase warrants is reclassified to shareholders’ equity upon exercise.

Brokers’ warrants and Finders’ warrants are considered share-based payment transactions and as such they are accounted for under IFRS 2, Share-based Payments, which considers them to be equity and as such they are initially fair valued at the date of issuance and are not re-measured at each reporting period. The original fair value assigned to the warrants is transferred to common shares on exercise.

As at September 30, 2013, share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)

Balance at May 31, 2012	38,048,272	1.32
Expired	(5,890,672)	0.60

Balance at June 30, 2013 and September 30, 2013	32,157,600	1.45

At September 30, 2013, share purchase warrants were outstanding and exercisable as follows:

Number of Warrants
Outstanding	Exercise Price	Expiry Date
157,600	$0.60	December 22, 2013
23,399,402	CAD$1.45	December 30, 2013
6,100,598	CAD$1.45	January 7, 2014
2,500,000	CAD$1.45	January 26, 2014

32,157,600

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

The following table summarizes the change in value of the financial liability warrants:

	Number of	Value of
	Warrants	Warrants
		($)
Balance at May 31, 2012	36,810,000	499,826
Expiry of warrants	(4,810,000)	(159,672)
Change in fair value of warrants	-	(339,405)
Balance at June 30, 2013	32,000,000	749
Change in fair value of warrants	-	(749)

Balance at September 30, 2013	32,000,000	-

Finder’s stock options

As at September 30, 2013, the finder’s stock option transactions are summarized as follows:

	Number	Exercise
	of Shares	Price (CAD$)
Balance at June 30, 2013 and September 30, 2013	1,568,748	1.00

At September 30, 2013, finder’s stock options were outstanding as follows:

Number of Finders Stock Options	Exercise
Outstanding	Price (CAD$)	Expiry Date
1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014

1,568,748

Each finder’s stock option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common shares are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the finder’s stock options issued was CAD$1,029,331 upon grant. The amount was determined using the Black-Scholes option pricing model with weighted average assumptions as follows: share price of CAD$1.08, expected life of 3 years, volatility of 93%, risk-free interest rate of 1.92% and zero dividends.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

17.	REVENUES

	Three months	Three months
	ended	ended
	September 30,	August 31,
	2013	2012
	($)	($)

Sale of gold	12,646,470	25,369,422
Sale of aggregate materials	7,980,580	377,364
Rendering of services	258	150,434
Revenue from Joint Venture	-	555,754

	20,627,308	26,452,974

During the three months ended September 30, 2013, revenue from sale of silver of $428,285 (August 31, 2012 -$444,852), considered to be a by-production from the extraction of gold, has been presented as an offset against production cost.

18.	FINANCE INCOME (EXPENSES), NET

	Three months	Three months
	ended	ended
	September 30,	August 31,
	2013	2012
	($)	($)

Interest income	33,515	47,292
Foreign exchange loss	(236,866)	(347,604)
Accretion of closure and reclamation provision	(45,868)	(36,270)
Accretion of community support obligation and change in estimates	(9,134)	(11,663)
Interest and accretion on finance lease obligations and long-term debt	(413,333)	(386,879)

	(671,686)	(735,124)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

19.	NON-OPERATING INCOME (EXPENSES)

	Three months	Three months
	ended	ended
	September 30,	August 31,
	2013	2012
	($)	($)

Mark-to-market gain (loss) on share purchase warrants (Note 16)	749	(60,958)
Mark-to-market loss on embedded derivatives	-	(1,041,000)
Mark-to-market gain on derivative obligation (Note 14)	1,217,773	-
Mark-to-market gain on conversion feature (Note 11)	-	338,783
Other	425,548	1,385

	1,644,070	(761,790)

20.	EARNINGS PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Three months	Three months
	ended	ended
	September 30,	August 31,
	2013	2012

	($)	($)
Earnings (loss) per share
Basic	(0.01)	0.02
Diluted	(0.01)	0.02

Net income (loss)	(2,142,115)	3,720,372
Net income (loss) available (attributable) to common shareholders – basic	(2,105,435)	3,749,793
Net income (loss) available (attributable) to common shareholders – diluted	(2,105,435)	3,772,525

Weighted average number of shares outstanding
Weighted average number of shares outstanding – basic	214,779,688	221,863,781
Dilutive securities:
Convertible loan	-	5,312,882
Share options	-	3,023,954
Warrants	-	-

Weighted average number of shares outstanding - diluted	214,779,688	230,200,617

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

For the three months ended September 30, 2013, exercisable common equivalent shares totaling 54,902,009 (August 31, 2012 – 44,283,185) (consisting of shares issuable on the exercise of stock options, share purchase warrants, finder’s stock options, and conversion of convertible loan) have been excluded from the calculation of diluted earnings per share because the effect is anti-dilutive.

21.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note. Transactions with related parties, not disclosed elsewhere in these consolidated financial statements, are as follows.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company paid for goods and services provided to the Molejon mine of $124,743 during the three months ended September 30, 2013 (August 31, 2012 - $90,170) to companies controlled by the Chairman.
  As at September 30, 2013, $266,763 was owed to this related party (June 30, 2013 - $349,019).

  The Company paid legal fees of $13,385 during the three months ended September 30, 2013 (August 31, 2012 – $12,655) to a law firm where an officer is a partner and is included within general and administrative expenses. As at September 30, 2013, $209,152 was owed to this related party (June 30, 2013 - $184,641).

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	Three months	Three months
	ended	ended
	September 30,	August 31,
	2013	2012

	($)	($)
Salaries and short-term employee benefits	828,656	813,991
Share-based payments	115,935	100,489
	944,591	914,480

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

22.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

					More than 5
	Less than 1 year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	77,473,736	-	-	-	-
Office lease	90,704	57,900	70,800	18,900	-
Obligation under financing lease	4,250,403	4,205,332	3,130,533	968,781	370,053
Bank loans	13,965,909	2,476,729	2,193,883	750,295	-
Fundacion Petaquilla (1)	1,459,000	1,440,000	1,440,000	960,000	-
Community support obligation (Note 12	3,853,346	-	-	-	-
Convertible loan	5,823,547	-	-	-	-
Provision for closure and reclamation	5,000	5,000	17,500	7,204,449	5,288,608

	106,921,645	8,184,961	6,852,716	9,902,425	5,658,661

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to delivering ounces of gold and silver to Deutsche Bank (Note 14) and where those ounces are not delivered, paying the shortfall in cash. The Gold Agreement, Silver Agreement and Convertible Loan (Note 11) are guaranteed, on a joint and several basis, by all assets of Petaquilla and its subsidiaries. As at September 30, 2013 and to the date of these condensed interim consolidated financial statements, the Convertible Loan, the Gold Agreement and the Silver Agreement were all subject to an event of default (Note 1 ).

In accordance with the land lease agreement (Note 12), the Company has received an advance rental payment of $13 million ($758,333 of which has been earned as of September 30, 2013. The Company is committed to making the land available for use by First Quantum for a period of 10 years.

In conjunction with an arrangement with First Quantum (Note 12), the Company also entered into a contract with First Quantum for delivery of 4,124,400m3 aggregate materials and screened rocks for a total value of $79,715,400 over a three year period ending September 2015. During the three months ended September 30, 2013, 420,192m3 were delivered under the arrangement with a total value of $7,927,858 (cumulative 632,910m3 for a total value of $11,640,308) and the Company is obligated to make the remaining materials available to First Quantum based on the specifications and delivery schedule agreed pursuant to the subcontract.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

23.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months	Three months
	ended	ended
	September 30,	August 31,
	2013	2012
	($)	($)
Non-cash investing and financing activities:
Mineral property, plant and equipment financed through payables	8,856,031	1,984,056
Mineral property, plant and equipment acquired through credit line facility and capital leases	346,500	62,780
Depreciation and depletion allocated to ending inventory	5,535,113	944,047

	Three months	Three months
	ended	ended
	September 30,	August 31,
	2013	2012
	($)	($)
Cash generated from operations

Income (loss) from continuing operations	(2,142,115)	3,720,372
Adjustment for:
Depreciation and depletion	2,172,501	4,503,543
Depreciation included in general and administrative expenses	146,599	200,997
Share-based payments	149,693	108,365
Unrealized loss (gain) on share purchase warrants	(749)	60,958
Unrealized loss on embedded derivatives	-	1,041,000
Unrealized gain on conversion feature obligation	-	(338,783)
Unrealized gain on derivative obligation	(1,217,773)	-
Finance expense, net	249,493	387,519
Amortization of financing fee and deferred revenue	(1,155,072)	(3,252,190)
Amortization of land lease advance (Note 12)	(325,000)	-
Unrealized foreign exchange gain	119,041	150,695
Increase in receivables, prepaids and other	(3,070,675)	(3,513,680)
Increase in inventory	(3,028,160)	(4,296,726)
Increase in accounts payable and accrued liabilities	9,790,779	3,892,702
Payment of community service obligation	(341,000)	(360,000)
Customer advances (Note 13)	2,485,000	-
Cash paid for settlement of commodity forward contracts (Note 14)	(3,475,377)	-

Cash generated from operations	357,185	2,304,772

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND AUGUST 31, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

24.	CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of these condensed interim consolidated financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of September 30, 2013 would have been an increase in cost of sales of approximately $6.2 million should the legislation be enacted and applied retroactively.

b)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

25.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the exploration, development, and operation of its mineral properties. All of the Company’s revenue from external customers is generated in Panama.

The Company’s non-current assets by geographic location are as follows:

	September 30,	June 30,
	2013	2013
	($)	($)

Panama	156,178,923	148,286,974
Iberia	35,830,876	34,384,094
Canada (Corporate)	6,217	27,701

Non-current assets	192,016,016	182,698,769

26.	SUBSEQUENT EVENT

Subsequent to the three months ended September 30, 2013:

a)

During the month of October 2013, the Company paid $1.7 million to Deutsche Bank in settlement of its September 2013 metal delivery requirements pursuant to the Gold Agreement and the Silver Agreement (Note 14). The Company is currently in negotiations with Deutsche Bank to reschedule its delivery requirements for the month of October 2013 or settlement of such requirements in cash.

b)

A non-brokered private placement of 14,285,714 Units at a price of CAD$0.35 per Unit has been negotiated and closed, raising gross proceeds of CAD$5,000,000. Proceeds from the private placement will be used for general working capital purposes. Each Unit consists of one common share and one common share purchase warrant, whereby each warrant entitles the holder to purchase one additional common share of the Company for a period of five years from closing at an exercise price of CAD$0.45 per share. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of CAD$200,000.